UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 53363




10035483

FACING PAGE

...d of Brokers and Dealers Pursuant to Section 17 of the ...xchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equitec Proprietary Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Boulevard, 20th Floor
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Goldman 312-692-5075
(Area Code - Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

D 3/15/2010

OATH OR AFFIRMATION

I, Fred Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitec Proprietary Markets, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer
Title

Sworn and subscribed to me on the

25th day of February, 2010


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

Notary Public

This report ** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Statement of financial condition	2
Notes to statement of financial condition	3 – 8

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Equitec Proprietary Markets, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Equitec Proprietary Markets, LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equitec Proprietary Markets, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

Equitec Proprietary Markets, LLC

Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 160,188
Receivable from clearing broker-dealer, net	178,014,783
Rebates receivable	100,000
Securities and derivatives owned, at fair value	1,296,458,397
Other assets	1,050,540
Total assets	$ 1,475,783,908
Liabilities and Member's Equity	
Liabilities	
Securities and derivatives sold, not yet purchased, at fair value	$ 1,452,309,373
Accounts payable and accrued expenses	1,888,054
Dividend payable	334,320
Total liabilities	1,454,531,747
Member's Equity	21,252,161
Total liabilities and member's equity	$ 1,475,783,908

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

Equitec Proprietary Markets, LLC (the Company) is a limited liability company organized under the laws of the state of Illinois, and is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company conducts market-making and proprietary trading activities in exchange-traded securities and derivative financial instruments. All trades are cleared through another broker-dealer. The Company also provides access to its trading software for affiliated and nonaffiliated entities. The Company is a wholly owned subsidiary of Equitec Group, LLC (Group).

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. In June 2009, the FASB issued *Accounting Standards Codification (Codification)* which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. All other accounting literature excluded from the Codification is considered non-authoritative. The Codification was made effective by the FASB for periods ending on or after September 15, 2009. This financial statement reflects the guidance in the Codification.

Use of estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments: Securities and derivative transactions and the related revenue and expenses are recorded on a trade-date basis. Securities and derivatives owned and sold, not yet purchased, are stated at fair value with related changes in unrealized appreciation or depreciation reflected in trading gains and losses. Fair value is generally based on published market prices.

Interest and dividends: Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

Order routing: Order routing is recognized as earned on a trade-date basis.

Income taxes: The Company is not liable for federal income taxes as the member recognizes the Company's income or loss in its tax return. Accordingly, no provision or benefit for federal income taxes has been made in these financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2006.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Subsequent events: The Partnership evaluated subsequent events for potential recognition and/or disclosure through February 26, 2010, which represents the date that these financial statements were issued.

Note 2. Receivable From and Payable to Clearing Broker

Receivables from and payables to clearing broker include net receivables and payables for unsettled trades, cash and margin balances held at the clearing broker and open trade equity on futures contracts. The Company's clearing broker charges the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts receivable from and payable to clearing broker at December 31, 2009, consist of the following:

	Receivables (Payable)
Cash at clearing broker	$ 190,295,917
Futures open trade equity	(12,287,384)
Unsettled trades	6,250
	$ 178,014,783

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Note 3. Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following summarizes the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2009 using the fair value hierarchy:

	Fair Value Measurements			
Description	Level 1	Level 2	Level 3	Total
Receivable from clearing broker				
Futures open trade equity	$ (12,287,384)	$ -	$ -	$ (12,287,384)
Securities and derivatives owned				
Equity securities	$ 361,928,780	$ -	$ -	$ 361,928,780
Equity options	877,203,569	-	-	877,203,569
Options on futures contracts	57,326,048	-	-	57,326,048
Total	$ 1,296,458,397	$ -	$ -	$ 1,296,458,397
Securities sold, not yet purchased				
Equity securities	$ 81,378,512	$ -	$ -	$ 81,378,512
Equity options	1,334,541,466	-	-	1,334,541,466
Options on futures contracts	36,389,395	-	-	36,389,395
Total	$ 1,452,309,373	$ -	$ -	$ 1,452,309,373

As of December 31, 2009, all securities and derivatives owned and securities and derivatives sold, not yet purchased trade in active markets and are valued using quoted active market prices or broker or dealer quotations with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy.

Substantially all of the Company's assets and liabilities are considered financial instruments and are either short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 4. Derivative Instruments

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows. The Company adopted the provisions of this guidance effective January 1, 2009.

The Company's derivative activities are limited to the trading of equity and index options, futures contracts and options on futures contracts. These derivative contracts are recorded on the statement of financial condition as securities and derivatives owned and sold, not yet purchased measured at fair value and the related realized gain (loss) associated with these derivatives is recorded in the statement of operations as trading gains and losses. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

Note 4. Derivative Instruments (Continued)

At December 31, 2009 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition and the statement of operations:

Statement of Financial Condition:

Type	Fair Value	Number of
Receivable from clearing broker		
Futures open trade equity - equity index	$ (12,287,384)	9,220
Securities and derivatives owned		
Options on futures contracts	57,326,048	35,078
Equity and index options	877,203,569	578,197
Securities and derivatives sold, not yet purchased		
Options on futures contracts	(36,389,395)	15,035
Equity and index options	(1,334,541,466)	714,923

For the year ended December 31, 2009, the monthly average number of derivative contracts bought and sold was approximately 2,550,000.

Note 5. Related-Party Transactions

The Company has a revolving loan agreement with Group that provides for borrowings of up to $10,000,000 at an annual rate of two times the federal funds rate plus 90 basis points and matures on May 7, 2011. At December 31, 2009 there are no outstanding balances on the loan agreement.

The Company is reimbursed for certain expenses, including office space and administrative services, that are shared with affiliated entities.

At December 31, 2009, other assets include $98,350 due from affiliated entities for order routing income for access and usage of the Company's trading software.

Note 6. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at preliminary stages, management is unable to predict their outcome. Although the effect of these claims and matters cannot be determined, management of the Company believes, after consultation with legal counsel, that the resolution of these matters will not result in any material adverse effect upon the Company's financial position or results of operations.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 8. Financial Instruments with Off-Balance-Sheet Risk

In connection with its market-making and proprietary trading activities, the Company enters into various transactions involving derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2009, at the fair value of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2009.

Credit Risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Note 8. Financial Instruments with Off-Balance-Sheet Risk (Continued)

Concentration of Credit Risk: All trades of the Company are cleared through Goldman Sachs Execution & Clearing, LP, the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash in its trading accounts at its clearing broker and in bank deposit accounts. The cash in bank deposit accounts, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

At December 31, 2009 cash, securities and derivatives on deposit with the Company's clearing broker collateralize amounts due to the clearing broker and securities and derivatives sold not yet purchased.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $8,059,893, which was $7,959,893 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.16 to 1.

Equitec Proprietary Markets, LLC

Statement of Financial Condition
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.